UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Lexicon Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

528872104

(CUSIP Number)

Raymond Debbane

c/o The Invus Group, LLC

750 Lexington Avenue

30th Floor

New York, New York 10022

(212) 371-1717

Copies to:

Robert Spatt, Esq.

Peter Malloy, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 6 hereby amends and supplements the statement of beneficial ownership on Schedule 13D, relating to the common stock, $0.001 par value per share (the “Issuer Common Stock”), of Lexicon Pharmaceuticals, Inc., a Delaware corporation (the “Issuer” or “Lexicon”), initially filed on June 27, 2007, as amended by Amendment No. 1 thereto filed on August 24, 2007, Amendment No. 2 thereto filed on August 29, 2007, Amendment No. 3 thereto filed on October 8, 2009, Amendment No. 4 thereto filed on October 15, 2009 and Amendment No. 5 thereto filed on March 15, 2010 (as so amended, the “Statement”). All capitalized terms not otherwise defined herein have the meaning assigned to them in the Statement.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by inserting the following new paragraph immediately before the last paragraph thereof:

On August 15, 2011, consistent with the right of Invus, L.P. and Invus C.V. to initiate a Rights Offering pursuant to Section 3.02(a) of the Securities Purchase Agreement, Lexicon filed an amendment to its registration statement on Form S-3 (File No. 333-171953) with the Securities and Exchange Commission to register such Rights Offering. This filing is a preliminary step to facilitate any exercise by Invus, L.P. and Invus C.V. of their rights to initiate a Rights Offering and does not indicate that they have made a decision to exercise such right. The filing of this amended registration statement does not obligate Lexicon to proceed with or complete a Rights Offering or Invus, L.P. or Invus C.V. to initiate a Rights Offering. There can be no assurance that Invus L.P. or Invus C.V. will make any determination to initiate a Rights Offering in the future. To the extent that they do initiate a Rights Offering and the Invus Parties and other holders of Issuer Common Stock exercise their basic subscription rights and any oversubscription rights in a Rights Offering, the percentage of outstanding shares of Issuer Common Stock owned by the Invus Parties may increase, possibly to over 50% of the outstanding shares of Issuer Common Stock. If the Invus Parties’ ownership percentage were to increase to over 50% of the outstanding shares of Issuer Common Stock, the rights of Invus, L.P. and Invus C.V. under the Stockholders’ Agreement would be altered as described in Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

INVUS, L.P.

By: INVUS ADVISORS, L.L.C., its general partner

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS PUBLIC EQUITIES, L.P.

By: INVUS PUBLIC EQUITIES ADVISORS, LLC, its general partner

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS ADVISORS, L.L.C.

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS PUBLIC EQUITIES ADVISORS, LLC

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS C.V.

By: ULYS, L.L.C., its general partner

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

ULYS, L.L.C.

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

RAYMOND DEBBANE

/s/ Raymond Debbane

Dated: August 15, 2011